Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, January 9, 2024

FAIRFAX ANNOUNCES PRICING OF RE-OPENING OF 6.000% SENIOR NOTES DUE 2033

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that it has priced a private offering of an additional US$200,000,000 of its 6.000% Senior Notes due December 7, 2033 (the “Notes”) at an issue price of 100.998%, plus accrued interest. Fairfax currently has outstanding US$400,000,000 aggregate principal amount of notes of this series (the “Original Notes”). The Notes will have the same terms as the Original Notes, except for the issue date and the issue price, and will form part of the same series as the Original Notes, including with respect to interest payments. The issue price for the Notes will include an aggregate amount of US$1,166,666.67 of accrued interest from December 7, 2023, the issue date of the Original Notes, to but excluding the settlement date of the Notes.

Fairfax intends to use substantially all of the net proceeds from the offering of the Notes, together with a portion of the net proceeds from the issuance of the Original Notes, to repay outstanding indebtedness with upcoming maturities and use any remainder for repayment of other outstanding indebtedness of Fairfax or its subsidiaries and for general corporate purposes. Except as set forth above, as of the date hereof, Fairfax has not made any determination as to the specific debt or other obligations to be repaid with the net proceeds of the offering of the Notes, nor the amount, timing or method of repayment of any indebtedness. The offering of the Notes is expected to close on or about January 12, 2024, subject to the satisfaction of customary conditions.

Upon settlement, the Notes are expected to trade under the same ISIN and CUSIP numbers as the Original Notes, except that the Notes sold pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), will have different ISIN and CUSIP numbers than the Original Notes until 40 days after the issue date of the Notes offered hereby, but as promptly as practicable thereafter, Fairfax intends to cause the Notes that are issued pursuant to Regulation S to be consolidated with, and share the same ISIN and CUSIP numbers as, the Original Notes that were issued pursuant to Regulation S.

The offering is being made solely by means of a private placement either to qualified institutional buyers pursuant to Rule 144A under the Securities Act, or to certain non-U.S. persons in offshore transactions pursuant to Regulation S under the Securities Act. The Notes have not been registered under the Securities Act and the Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. The Notes have not been and will not be qualified for sale under the securities laws of any province or territory of Canada and may not be offered or sold directly or indirectly in Canada or to or for the benefit of any resident of Canada, except pursuant to applicable prospectus exemptions.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any offers of the Notes will be made only by means of a private offering memorandum.

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

Forward-looking information

Certain statements contained herein may constitute “forward-looking statements” and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements may include, among other things, the intended use of net proceeds from the offering of the Notes and the Original Notes, and the anticipated completion of the offering of the Notes. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: our ability to refinance and/or repay certain of our outstanding debt or other corporate obligations with the proceeds of the offering on terms acceptable to us; our ability to complete acquisitions and other strategic transactions on the terms and timeframe contemplated and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; unfavourable changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions and corrupt practices in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; operational, financial reporting and other risks associated with IFRS 17- Insurance Contracts; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; and risks associated with the global pandemic caused by COVID-19 and the conflicts in Ukraine and Israel. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

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